The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	June 30, 2022	December 31, 2021
Assets
Cash and demand deposits with banks - Non-interest bearing	100,657	115,651
Demand deposits with banks - Interest bearing	422,919	437,644
Cash equivalents - Interest bearing	815,927	1,626,538
Cash due from banks	1,339,503	2,179,833
Securities purchased under agreements to resell	264,701	96,107
Short-term investments	1,251,583	1,198,918
Investment in securities
Equity securities at fair value	208	222
Available-for-sale at fair value (amortized cost: $2,248,469 (2021: $3,495,564))	2,096,511	3,473,730
Held-to-maturity (fair value: $3,522,323 (2021: $2,786,112))	3,872,834	2,763,344
Total investment in securities	5,969,553	6,237,296
Loans
Loans	5,163,999	5,268,743
Allowance for credit losses	(24,978)	(28,073)
Loans, net of allowance for credit losses	5,139,021	5,240,670
Premises, equipment and computer software, net of accumulated depreciation	141,522	138,686
Goodwill	23,015	25,356
Other intangible assets, net	54,457	60,750
Equity method investments	12,313	12,614
Other real estate owned, net	747	691
Accrued interest and other assets	153,519	144,279
Total assets	14,349,934	15,335,200

Liabilities
Deposits
Non-interest bearing	3,062,450	2,820,609
Interest bearing	10,012,525	11,049,614
Total deposits	13,074,975	13,870,223
Employee benefit plans	123,927	126,230
Accrued interest and other liabilities	176,510	189,378
Total other liabilities	300,437	315,608
Long-term debt	172,083	171,876
Total liabilities	13,547,495	14,357,707
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 50,248,890 (2021: 49,911,351)	502	499
Additional paid-in capital	1,023,097	1,017,640
Retained earnings (Accumulated deficit)	152,880	104,329
Less: treasury common shares, at cost: 619,212 (2021: 619,212)	(20,600)	(20,058)
Accumulated other comprehensive income (loss)	(353,440)	(124,917)
Total shareholders’ equity	802,439	977,493
Total liabilities and shareholders’ equity	14,349,934	15,335,200
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Non-interest income
Asset management	7,410	7,425	14,881	14,862
Banking	12,919	12,543	25,596	23,946
Foreign exchange revenue	12,044	10,525	24,477	21,734
Trust	13,266	13,004	26,004	25,803
Custody and other administration services	3,338	3,798	6,928	7,635
Other non-interest income	2,834	1,548	3,845	2,436
Total non-interest income	51,811	48,843	101,731	96,416
Interest income
Interest and fees on loans	56,542	55,487	110,598	111,094
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	9,637	12,200	21,505	24,131
Held-to-maturity	19,340	12,779	34,903	25,913
Deposits with banks and other	4,219	232	5,256	804
Total interest income	89,738	80,698	172,262	161,942
Interest expense
Deposits	5,368	3,596	9,625	7,532
Long-term debt	2,401	2,401	4,801	4,801
Total interest expense	7,769	5,997	14,426	12,333
Net interest income before provision for credit losses	81,969	74,701	157,836	149,609
Provision for credit recoveries (losses)	(690)	978	10	2,525
Net interest income after provision for credit losses	81,279	75,679	157,846	152,134
Net gains (losses) on equity securities	42	156	(14)	85
Net gains (losses) on other real estate owned	65	(63)	39	(63)
Net other gains (losses)	(29)	590	856	(92)
Total other gains (losses)	78	683	881	(70)
Total net revenue	133,168	125,205	260,458	248,480
Non-interest expense
Salaries and other employee benefits	41,336	42,162	81,419	80,208
Technology and communications	14,012	15,700	28,116	31,759
Professional and outside services	5,426	4,915	10,484	10,123
Property	7,576	7,649	15,491	15,058
Indirect taxes	5,468	5,404	11,407	11,241
Non-service employee benefits expense	940	1,029	1,865	1,943
Marketing	1,610	1,021	3,091	2,404
Amortization of intangible assets	1,405	1,515	2,884	3,022
Other expenses	5,211	5,363	10,191	9,922
Total non-interest expense	82,984	84,758	164,948	165,680
Net income before income taxes	50,184	40,447	95,510	82,800
Income tax benefit (expense)	(1,055)	(832)	(2,030)	(1,570)
Net income	49,129	39,615	93,480	81,230

Earnings per common share
Basic earnings per share	0.99	0.80	1.89	1.64
Diluted earnings per share	0.99	0.79	1.88	1.63
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Net income	49,129	39,615	93,480	81,230

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	(3,084)	(136)	(4,083)	893
Unrealized net gains (losses) on held-to-maturity investments transferred from available-for-sale investments	(51,148)	53	(96,940)	147
Unrealized net gains (losses) on available-for-sale investments	(18,404)	11,839	(130,109)	(55,492)
Employee benefit plans adjustments	1,748	1,282	2,609	2,248
Other comprehensive income (loss), net of taxes	(70,888)	13,038	(228,523)	(52,204)

Total comprehensive income (loss)	(21,759)	52,653	(135,043)	29,026
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Six months ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	50,211,963	502	50,321,772	503	49,911,351	499	50,010,948	500
Retirement of shares	—	—	(118,000)	(1)	(102,000)	(1)	(208,828)	(2)
Issuance of common shares	36,927	—	3,585	—	439,539	4	405,237	4
Balance at end of period	50,248,890	502	50,207,357	502	50,248,890	502	50,207,357	502

Additional paid-in capital
Balance at beginning of period		1,018,876		1,014,877		1,017,640		1,013,326
Share-based compensation		3,626		3,812		6,946		7,207
Share-based settlements		595		18		595		18
Retirement of shares		—		(2,379)		(2,080)		(4,220)
Issuance of common shares, net of underwriting discounts and commissions		—		(1)		(4)		(4)
Balance at end of period		1,023,097		1,016,327		1,023,097		1,016,327

Retained earnings (Accumulated deficit)
Balance at beginning of period		125,573		53,046		104,329		33,918
Net Income for the period		49,129		39,615		93,480		81,230
Common share cash dividends declared and paid, $0.44 and $0.88 per share (2021: $0.44 and $0.88 per share)		(21,822)		(21,847)		(43,655)		(43,747)
Retirement of shares		—		(981)		(1,274)		(1,568)
Balance at end of period		152,880		69,833		152,880		69,833

Treasury common shares
Balance at beginning of period	619,212	(20,600)	619,212	(17,038)	619,212	(20,058)	619,212	(16,116)
Purchase of treasury common shares	—	—	118,000	(4,482)	102,000	(3,897)	208,828	(7,833)
Retirement of shares	—	—	(118,000)	3,361	(102,000)	3,355	(208,828)	5,790
Balance at end of period	619,212	(20,600)	619,212	(18,159)	619,212	(20,600)	619,212	(18,159)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(282,552)		(114,922)		(124,917)		(49,680)
Other comprehensive income (loss), net of taxes		(70,888)		13,038		(228,523)		(52,204)
Balance at end of period		(353,440)		(101,884)		(353,440)		(101,884)
Total shareholders' equity		802,439		966,619		802,439		966,619
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Six months ended
	June 30, 2022	June 30, 2021
Cash flows from operating activities
Net income	93,480	81,230
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	21,386	37,516
Provision for credit (recoveries) losses	(10)	(2,525)
Share-based payments and settlements	7,541	7,225
Net change in equity securities at fair value	14	7,094
Net (gains) losses on other real estate owned	(39)	63
(Increase) decrease in carrying value of equity method investments	222	(139)
Dividends received from equity method investments	79	371
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(13,233)	(25,429)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(6,844)	(11,071)
Cash provided by (used in) operating activities	102,596	94,335

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	(168,594)	39,835
Short-term investments other than restricted cash: proceeds from maturities and sales	1,545,871	966,675
Short-term investments other than restricted cash: purchases	(1,683,417)	(1,620,850)
Available-for-sale investments: proceeds from maturities and pay downs	153,230	361,455
Available-for-sale investments: purchases	(34,443)	(716,685)
Held-to-maturity investments: proceeds from maturities and pay downs	227,850	345,132
Held-to-maturity investments: purchases	(343,107)	(805,937)
Net (increase) decrease in loans	(111,142)	(39,910)
Additions to premises, equipment and computer software	(13,226)	(5,116)
Proceeds from sale of other real estate owned	730	314
Cash provided by (used in) investing activities	(426,248)	(1,475,087)

Cash flows from financing activities
Net increase (decrease) in deposits	(364,716)	891,789
Common shares repurchased	(3,897)	(7,833)
Cash dividends paid on common shares	(43,655)	(43,747)
Cash provided by (used in) financing activities	(412,268)	840,209
Net effect of exchange rates on cash, cash equivalents and restricted cash	(97,582)	24,147
Net increase (decrease) in cash, cash equivalents and restricted cash	(833,502)	(516,396)
Cash, cash equivalents and restricted cash: beginning of period	2,203,497	3,314,498
Cash, cash equivalents and restricted cash: end of period	1,369,995	2,798,102

Components of cash, cash equivalents and restricted cash at end of period
Cash due from banks	1,339,503	2,766,170
Restricted cash included in short-term investments on the consolidated balance sheets	30,492	31,932
Total cash, cash equivalents and restricted cash at end of period	1,369,995	2,798,102

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	773	704
Transfer of available-for-sale investments to held-to-maturity investments	998,157	—
Initial recognition of right-of-use assets and operating lease liabilities	138	—
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the United Kingdom ("UK"), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Channel Islands and the UK segment, the Bank offers wealth management and residential property lending. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2021.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting policies upon which the financial condition depends and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value and impairment of financial instruments
•Impairment of long-lived assets
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

New Accounting Pronouncements
The following accounting developments were issued during the six months ended June 30, 2022 or are accounting standards pending adoption:

In March 2022, the Financial Accounting Standards Board ("FASB") published ASU 2022-01, Derivatives and Hedging (Topic 815), Fair Value Hedging - Portfolio Layer Method, which will expand companies' abilities to hedge the benchmark interest rate risk of portfolios of financial assets (or beneficial interests) in a fair value hedge. The ASU expands the use of the portfolio layer method (previously referred to as the last-of-layer method) to allow multiple hedges of a single closed portfolio of assets using spot starting, forward starting, and amortizing-notional swaps. The ASU also permits both prepayable and nonprepayable financial assets to be included in the closed portfolio of assets hedged in a portfolio layer hedge. The ASU further requires that basis adjustments not be allocated to individual assets for active portfolio layer method hedges, but rather be maintained on the closed portfolio of assets as a whole. The ASU is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and early adoption is permitted. The Bank does not anticipate that this ASU will have a material impact on its consolidated financial statements.

In March 2022, the FASB published ASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments related to TDRs separately from the amendments related to vintage disclosures. Entities can elect to adopt the guidance on TDRs using either a prospective or modified retrospective transition. If an entity elects to apply a modified retrospective transition, it will record a cumulative effect adjustment to retained earnings in the period of adoption, representing any change in the allowance for credit losses for loans modified in TDRs under ASC 310-40. The Bank does not intend to early adopt this ASU for the year ending December 31, 2022 but has determined that this ASU will only have an effect on certain disclosures.

In June 2022, the FASB published ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update was issued to increase the comparability of financial information across reporting entities that hold these investments. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security. As a result, it should not be considered in measuring fair value. New disclosures are required about the nature of the restrictions and their remaining duration. The ASU is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. The Bank does not anticipate that this ASU will have a material impact on its consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	June 30, 2022	December 31, 2021
Non-interest bearing
Cash and demand deposits with banks	100,657	115,651

Interest bearing¹
Demand deposits with banks	422,919	437,644
Cash equivalents	815,927	1,626,538
Sub-total - Interest bearing	1,238,846	2,064,182

Total cash due from banks	1,339,503	2,179,833
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at June 30, 2022 in the amount of $209.7 million (December 31, 2021: $280.5 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	June 30, 2022	December 31, 2021
Unrestricted
Maturing within three months	683,475	818,340
Maturing between three to six months	507,716	252,340
Maturing between six to twelve months	29,900	104,574
Total unrestricted short-term investments	1,221,091	1,175,254

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	30,492	23,664
Total restricted short-term investments	30,492	23,664

Total short-term investments	1,251,583	1,198,918

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortized cost.

	June 30, 2022				December 31, 2021
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	724	—	(516)	208	724	—	(502)	222
Total equity securities	724	—	(516)	208	724	—	(502)	222

Available-for-sale
US government and federal agencies	1,947,572	211	(143,666)	1,804,117	3,163,964	30,945	(51,285)	3,143,624
Non-US governments debt securities	264,753	—	(7,142)	257,611	291,119	—	(1,526)	289,593
Asset-backed securities - Student loans	13,290	—	(109)	13,181	13,290	—	(116)	13,174
Residential mortgage-backed securities	22,854	—	(1,252)	21,602	27,191	218	(70)	27,339
Total available-for-sale	2,248,469	211	(152,169)	2,096,511	3,495,564	31,163	(52,997)	3,473,730

Held-to-maturity¹
US government and federal agencies	3,872,834	902	(351,413)	3,522,323	2,763,344	57,497	(34,729)	2,786,112
Total held-to-maturity	3,872,834	902	(351,413)	3,522,323	2,763,344	57,497	(34,729)	2,786,112
¹ For the six months ended June 30, 2022, and the six months ended June 30, 2021, impairments recognized in other comprehensive loss for HTM investments were nil.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of June 30, 2022, comprising 151 securities representing 99.1% of the AFS portfolios' carrying value (December 31, 2021: 67 and 73.6%), represent credit losses. Total gross unrealized AFS losses were 7.3% of the fair value of the affected securities (December 31, 2021: 2.1%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of June 30, 2022, were comprised of 211 securities representing 97.5% of the HTM portfolios’ carrying value (December 31, 2021: 57 and 59.1%). Total gross unrealized HTM losses were 10.3% of the fair value of affected securities (December 31, 2021: 2.2%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Residential mortgage-backed securities relates to 13 securities (December 31, 2021: 4) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15.6% - 47.4% and 48.5% - 57.0%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
June 30, 2022	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	1,518,041	(93,899)	266,286	(49,767)	1,784,327	(143,666)
Non-US governments debt securities	235,219	(6,735)	22,392	(407)	257,611	(7,142)
Asset-backed securities - Student loans	13,181	(109)	—	—	13,181	(109)
Residential mortgage-backed securities	19,545	(1,113)	2,057	(139)	21,602	(1,252)
Total available-for-sale securities with unrealized losses	1,785,986	(101,856)	290,735	(50,313)	2,076,721	(152,169)

Held-to-maturity securities with unrealized losses
US government and federal agencies	2,227,876	(197,134)	1,197,309	(154,279)	3,425,185	(351,413)

	Less than 12 months		12 months or more
December 31, 2021	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	2,144,105	(47,214)	102,428	(4,071)	2,246,533	(51,285)
Non-US governments debt securities	267,201	(1,125)	22,392	(401)	289,593	(1,526)
Asset-backed securities - Student loans	—	—	13,174	(116)	13,174	(116)
Residential mortgage-backed securities	8,051	(70)	—	—	8,051	(70)
Total available-for-sale securities with unrealized losses	2,419,357	(48,409)	137,994	(4,588)	2,557,351	(52,997)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,568,315	(33,554)	29,713	(1,175)	1,598,028	(34,729)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
June 30, 2022	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	640,567	167,075	—	996,475	1,804,117
Non-US governments debt securities	—	—	257,611	—	—	—	257,611
Asset-backed securities - Student loans	—	—	—	—	—	13,181	13,181
Residential mortgage-backed securities	—	—	—	—	—	21,602	21,602
Total available-for-sale	—	—	898,178	167,075	—	1,031,258	2,096,511

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,872,834	3,872,834

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	June 30, 2022		December 31, 2021
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	673	657	807	842
Held-to-maturity	33,646	27,914	33,102	31,958

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Six months ended
	June 30, 2022				June 30, 2021
	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers to HTM[1]	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	—	—	—	998,157	—	—	—
Total	—	—	—	998,157	—	—	—
1During the six months ended June 30, 2022, certain investments were transferred out of the AFS categorization and into HTM. The transfers were recorded at the fair value of the securities on the date of transfer. The related net unrealized losses of $99.1 million that were recorded in AOCIL will be accreted into net income over the remaining life of the transferred investments using the effective interest rate method.

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at June 30, 2022 is 4.63% (December 31, 2021: 4.00%). The interest receivable on total loans as at June 30, 2022 is $7.7 million (December 31, 2021: $7.6 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

June 30, 2022	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	357,271	—	—	—	357,271	(1,776)	355,495
Commercial and industrial	331,460	—	819	18,512	350,791	(10,070)	340,721
Commercial overdrafts	97,099	135	491	115	97,840	(101)	97,739
Total commercial loans	785,830	135	1,310	18,627	805,902	(11,947)	793,955

Commercial real estate loans
Commercial mortgage	633,923	3,659	1,535	4,631	643,748	(909)	642,839
Construction	11,568	—	—	—	11,568	—	11,568
Total commercial real estate loans	645,491	3,659	1,535	4,631	655,316	(909)	654,407

Consumer loans
Automobile financing	20,904	—	—	127	21,031	(93)	20,938
Credit card	67,247	—	317	—	67,564	(996)	66,568
Overdrafts	41,748	—	—	7	41,755	(351)	41,404
Other consumer[1]	57,795	—	—	984	58,779	(1,161)	57,618
Total consumer loans	187,694	—	317	1,118	189,129	(2,601)	186,528

Residential mortgage loans	3,359,993	6,914	108,926	37,819	3,513,652	(9,521)	3,504,131

Total	4,979,008	10,708	112,088	62,195	5,163,999	(24,978)	5,139,021
1 Other consumer loans’ amortized cost includes $14 million of cash and portfolio secured lending and $39 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	259,572	—	—	—	259,572	(969)	258,603
Commercial and industrial	353,337	—	1,079	18,549	372,965	(10,115)	362,850
Commercial overdrafts	104,814	145	446	2	105,407	(42)	105,365
Total commercial loans	717,723	145	1,525	18,551	737,944	(11,126)	726,818

Commercial real estate loans
Commercial mortgage	673,167	4,034	1,578	4,740	683,519	(1,168)	682,351
Construction	9,645	—	—	—	9,645	—	9,645
Total commercial real estate loans	682,812	4,034	1,578	4,740	693,164	(1,168)	691,996

Consumer loans
Automobile financing	21,412	—	—	117	21,529	(88)	21,441
Credit card	72,569	—	284	—	72,853	(1,420)	71,433
Overdrafts	42,293	—	—	4	42,297	(236)	42,061
Other consumer[1]	76,963	—	72	1,038	78,073	(1,276)	76,797
Total consumer loans	213,237	—	356	1,159	214,752	(3,020)	211,732

Residential mortgage loans	3,464,857	14,070	107,361	36,595	3,622,883	(12,759)	3,610,124

Total	5,078,629	18,249	110,820	61,045	5,268,743	(28,073)	5,240,670
1Other consumer loans’ amortized cost includes $13 million of cash and portfolio secured lending and $57 million of lending secured by buildings in construction or other collateral.

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

June 30, 2022	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2022	553,493	—	—	—	553,493
2021	724,359	—	—	266	724,625
2020	529,218	177	—	—	529,395
2019	821,945	—	282	3,318	825,545
2018	445,697	—	12,523	1,143	459,363
Prior	1,673,973	9,642	98,476	57,347	1,839,438
Overdrafts and credit cards	230,323	889	807	121	232,140
Total amortized cost	4,979,008	10,708	112,088	62,195	5,163,999

December 31, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2021	911,403	—	232	13	911,648
2020	605,139	—	—	3	605,142
2019	917,700	—	290	181	918,171
2018	513,293	6,060	12,548	1,154	533,055
2017	493,091	—	3,400	12,215	508,706
Prior	1,393,929	11,131	93,620	47,474	1,546,154
Overdrafts and credit cards	244,074	1,058	730	5	245,867
Total amortized cost	5,078,629	18,249	110,820	61,045	5,268,743

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

June 30, 2022	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	357,271	357,271
Commercial and industrial	—	—	18,512	18,512	332,279	350,791
Commercial overdrafts	—	—	115	115	97,725	97,840
Total commercial loans	—	—	18,627	18,627	787,275	805,902

Commercial real estate loans
Commercial mortgage	372	—	3,228	3,600	640,148	643,748
Construction	2,077	—	—	2,077	9,491	11,568
Total commercial real estate loans	2,449	—	3,228	5,677	649,639	655,316

Consumer loans
Automobile financing	22	6	127	155	20,876	21,031
Credit card	401	229	317	947	66,617	67,564
Overdrafts	—	—	7	7	41,748	41,755
Other consumer	73	1	981	1,055	57,724	58,779
Total consumer loans	496	236	1,432	2,164	186,965	189,129

Residential mortgage loans	13,186	2,279	44,221	59,686	3,453,966	3,513,652

Total amortized cost	16,131	2,515	67,508	86,154	5,077,845	5,163,999

December 31, 2021	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	259,572	259,572
Commercial and industrial	53	—	18,549	18,602	354,363	372,965
Commercial overdrafts	—	—	1	1	105,406	105,407
Total commercial loans	53	—	18,550	18,603	719,341	737,944

Commercial real estate loans
Commercial mortgage	—	—	4,739	4,739	678,780	683,519
Construction	—	—	—	—	9,645	9,645
Total commercial real estate loans	—	—	4,739	4,739	688,425	693,164

Consumer loans
Automobile financing	56	34	118	208	21,321	21,529
Credit card	471	681	285	1,437	71,416	72,853
Overdrafts	—	—	5	5	42,292	42,297
Other consumer	67	15	1,038	1,120	76,953	78,073
Total consumer loans	594	730	1,446	2,770	211,982	214,752

Residential mortgage loans	12,602	1,501	44,763	58,866	3,564,017	3,622,883

Total amortized cost	13,249	2,231	69,498	84,978	5,183,765	5,268,743

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Allowances For Credit Losses
The decrease in the allowance for credit losses during the six months ended June 30, 2022 was primarily attributable to changes in macroeconomic factors, such as GDP forecasts, and the repayment of some commercial facilities. As per the Bank’s accounting policy, as disclosed in Note 2 of the December 31, 2021 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Six months ended June 30, 2022
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,126	1,168	3,020	12,759	28,073
Provision increase (decrease)	874	(259)	316	(574)	357
Recoveries of previous charge-offs	1	—	617	187	805
Charge-offs	(17)	—	(1,346)	(2,742)	(4,105)
Other	(37)	—	(6)	(109)	(152)
Allowances for expected credit losses at end of period	11,947	909	2,601	9,521	24,978

	Six months ended June 30, 2021
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,609	2,104	4,476	15,909	34,098
Provision increase (decrease)	(500)	(846)	(1,029)	(339)	(2,714)
Recoveries of previous charge-offs	63	—	575	137	775
Charge-offs	(42)	—	(606)	(2,034)	(2,682)
Other	4	(1)	2	15	20
Allowances for expected credit losses at end of period	11,134	1,257	3,418	13,688	29,497

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

Non-Performing Loans
During the six months ended June 30, 2022, no interest was recognized on non-accrual loans. Non-performing loans at June 30, 2022 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	June 30, 2022				December 31, 2021
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,493	19	—	18,512	18,530	19	—	18,549
Commercial overdrafts	—	115	—	115	—	2	—	2
Total commercial loans	18,493	134	—	18,627	18,530	21	—	18,551

Commercial real estate loans
Commercial mortgage	1,516	3,115	—	4,631	885	3,855	—	4,740
Total commercial real estate loans	1,516	3,115	—	4,631	885	3,855	—	4,740

Consumer loans
Automobile financing	117	10	—	127	117	—	—	117
Credit card	—	—	317	317	—	—	284	284
Overdrafts	—	7	—	7	—	4	—	4
Other consumer	828	156	—	984	850	188	—	1,038
Total consumer loans	945	173	317	1,435	967	192	284	1,443

Residential mortgage loans	19,843	17,976	13,990	51,809	29,549	7,046	12,969	49,564
Total non-performing loans	40,797	21,398	14,307	76,502	49,931	11,114	13,253	74,298

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loans modified in a TDR
As at June 30, 2022, the Bank had 1 loan that was modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2021: nil) with a recorded investment amounting to $0.5 million (December 31, 2021: nil).

TDRs entered into during the period

	Six months ended June 30, 2022
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	4	1,966	408	2,374

	Six months ended June 30, 2021
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	1	284	2	286

TDRs Outstanding

	June 30, 2022		December 31, 2021
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	819	—	847	—
Commercial real estate loans	1,535	2,381	1,578	2,445
Residential mortgage loans	62,252	10,939	60,453	12,653
Total TDRs outstanding	64,606	13,320	62,878	15,098

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	June 30, 2022				December 31, 2021
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	150,000	—	—	150,000	—	—	—	—
Belgium	5,182	—	—	5,182	8,675	—	—	8,675
Bermuda	45,415	2,025,955	278,398	2,349,768	46,683	2,080,385	297,731	2,424,799
Canada	506,919	—	—	506,919	1,193,387	—	—	1,193,387
Cayman	34,871	1,223,756	222,906	1,481,533	39,018	1,060,328	379,518	1,478,864
France	26,243	—	—	26,243	—	—	—	—
Germany	73,080	—	—	73,080	85,886	—	—	85,886
Guernsey	1	644,135	230,347	874,483	1	735,786	169,904	905,691
Ireland	125,698	—	—	125,698	37,236	—	—	37,236
Japan	6,567	—	—	6,567	4,873	—	—	4,873
Jersey	—	103,438	41,034	144,472	—	78,048	34,298	112,346
Norway	13,667	—	—	13,667	57,132	—	—	57,132
Switzerland	3,604	—	—	3,604	2,441			2,441
The Bahamas	1,588	8,639	—	10,227	1,511	9,361		10,872
United Kingdom	843,142	1,158,076	131,175	2,132,393	990,624	1,304,835	117,200	2,412,659
United States	1,016,817	—	—	1,016,817	1,003,365	—	—	1,003,365
Other	2,993	—	—	2,993	4,026	—	—	4,026
Total gross exposure	2,855,787	5,163,999	903,860	8,923,646	3,474,858	5,268,743	998,651	9,742,252

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
June 30, 2022	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,062,450	7,278,005	10,340,455	29,848	8,657	13,952	11,866	64,323	10,404,778
Term - $100k or more	N/A	N/A	—	2,015,963	203,418	399,170	51,646	2,670,197	2,670,197
Total deposits	3,062,450	7,278,005	10,340,455	2,045,811	212,075	413,122	63,512	2,734,520	13,074,975

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2021	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,820,609	8,104,668	10,925,277	30,181	8,949	13,094	12,426	64,650	10,989,927
Term - $100k or more	N/A	N/A	—	1,627,330	578,096	589,161	85,709	2,880,296	2,880,296
Total deposits	2,820,609	8,104,668	10,925,277	1,657,511	587,045	602,255	98,135	2,944,946	13,870,223
¹ The weighted-average interest rate on interest-bearing demand deposits as at June 30, 2022 is 0.07% (December 31, 2021: -0.03%).

By Type and Segment	June 30, 2022			December 31, 2021
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,977,113	636,380	4,613,493	3,820,647	690,102	4,510,749
Cayman	3,893,476	540,162	4,433,638	4,087,131	524,918	4,612,049
Channel Islands and the UK	2,469,866	1,557,978	4,027,844	3,017,499	1,729,926	4,747,425
Total deposits	10,340,455	2,734,520	13,074,975	10,925,277	2,944,946	13,870,223

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank included an estimate of the 2022 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year-ended December 31, 2021. During the six months ended June 30, 2022, there have been no material revisions to these estimates.

		Three months ended		Six months ended
	Line item in the consolidated statements of operations	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Defined benefit pension expense (income)
Service cost	Salaries and other employee benefits	—	—	—	67
Interest cost	Non-service employee benefits expense	759	686	1,539	1,370
Expected return on plan assets	Non-service employee benefits expense	(1,665)	(1,618)	(3,374)	(3,230)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	555	747	1,114	1,386
Amortization of prior service (credit) cost	Non-service employee benefits expense	20	15	44	(48)
Settlement (gain) loss	Net other gains (losses)	28	—	(820)	—
Total defined benefit pension expense (income)		(303)	(170)	(1,497)	(455)

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	32	20	65	41
Interest cost	Non-service employee benefits expense	779	648	1,558	1,296
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	361	420	722	840
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	262	262
Total post-retirement medical benefit expense (income)		1,303	1,219	2,607	2,439

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At June 30, 2022, $136.4 million (December 31, 2021: $145.7 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	June 30, 2022	December 31, 2021
Commitments to extend credit	632,266	717,077
Documentary and commercial letters of credit	1,738	1,522
Total unfunded commitments to extend credit	634,004	718,599
Allowance for credit losses	(183)	(551)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	June 30, 2022			December 31, 2021
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	266,047	258,897	7,150	276,464	269,204	7,260
Letters of guarantee	3,809	3,774	35	3,588	3,552	36
Total	269,856	262,671	7,185	280,052	272,756	7,296

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at June 30, 2022, the Bank had 6 open positions (December 31, 2021: 19) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $264.7 million (December 31, 2021: $96.1 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at June 30, 2022, there were no positions (December 31, 2021: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Lease costs
Operating lease costs	1,939	2,025	3,977	4,199
Short-term lease costs	576	359	924	646
Sublease (income)	(306)	(326)	(647)	(648)
Total net lease cost	2,209	2,058	4,254	4,197
Operating lease income	247	359	502	653

Other information for the period
Right-of-use assets related to new operating lease liabilities	—	41	138	41
Operating cash flows from operating leases	1,982	2,030	3,981	4,396

Other information at end of period			June 30, 2022	December 31, 2021
Operating leases right-of-use assets (included in other assets on the balance sheets)			33,646	39,525
Operating lease liabilities (included in other liabilities on the balance sheets)			32,980	38,789
Weighted average remaining lease term for operating leases (in years)			9.56	9.81
Weighted average discount rate for operating leases			5.25%	5.25%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2021:
Year ended December 31, 2021				Operating Leases
2022				8,066
2023				6,895
2024				6,240
2025				3,957
2026				2,998
2027 & thereafter				21,754
Total commitments				49,910
Less: effect of discounting cash flows to their present value				(11,121)
Operating lease liabilities				38,789

Note 12: Segmented information

The Bank is managed by the Chairman and Chief Executive Officer (“CEO”) on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman and CEO. The Chairman and CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman and CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2021. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including mortgage lending, private banking and treasury services, internet banking, wealth management and fiduciary services. The jurisdiction also offers mortgage lending to the retail market. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	June 30, 2022	December 31, 2021
Bermuda	5,651,948	5,728,466
Cayman	4,685,236	4,973,402
Channel Islands and the UK	4,442,713	5,234,880
Other	35,415	33,059
Total assets before inter-segment eliminations	14,815,312	15,969,807
Less: inter-segment eliminations	(465,378)	(634,607)
Total	14,349,934	15,335,200

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2022	Customer	Inter- segment
Bermuda	38,909	(725)	348	21,293	59,825	107	59,932	47,531	12,401
Cayman	25,712	441	(921)	17,063	42,295	—	42,295	15,301	26,994
Channel Islands and the UK	17,345	284	(117)	10,428	27,940	(29)	27,911	18,655	9,256
Other	3	—	—	7,463	7,466	—	7,466	6,988	478
Total before eliminations	81,969	—	(690)	56,247	137,526	78	137,604	88,475	49,129
Inter-segment eliminations	—	—	—	(4,436)	(4,436)	—	(4,436)	(4,436)	—
Total	81,969	—	(690)	51,811	133,090	78	133,168	84,039	49,129

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2021	Customer	Inter- segment
Bermuda	36,924	(401)	650	20,940	58,113	955	59,068	46,411	12,657
Cayman	22,372	304	590	14,055	37,321	(3)	37,318	14,912	22,406
Channel Islands and the UK	15,405	97	(262)	11,357	26,597	(269)	26,328	21,872	4,456
Other	—	—	—	7,900	7,900	—	7,900	7,804	96
Total before eliminations	74,701	—	978	54,252	129,931	683	130,614	90,999	39,615
Inter-segment eliminations	—	—	—	(5,409)	(5,409)	—	(5,409)	(5,409)	—
Total	74,701	—	978	48,843	124,522	683	125,205	85,590	39,615

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six months ended June 30, 2022	Customer	Inter- segment
Bermuda	75,305	(1,237)	892	42,317	117,277	24	117,301	93,874	23,427
Cayman	48,515	779	(693)	32,415	81,016	—	81,016	30,277	50,739
Channel Islands and the UK	34,013	458	(189)	21,267	55,549	857	56,406	37,806	18,600
Other	3	—	—	14,334	14,337	—	14,337	13,623	714
Total before eliminations	157,836	—	10	110,333	268,179	881	269,060	175,580	93,480
Inter-segment eliminations	—	—	—	(8,602)	(8,602)	—	(8,602)	(8,602)	—
Total	157,836	—	10	101,731	259,577	881	260,458	166,978	93,480

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six Months Ended June 30, 2021	Customer	Inter- segment
Bermuda	74,391	(418)	1,563	40,814	116,350	884	117,234	92,278	24,956
Cayman	44,293	621	1,099	27,932	73,945	(1)	73,944	29,269	44,675
Channel Islands and the UK	30,925	(203)	(137)	22,959	53,544	(951)	52,593	41,303	11,290
Other	—	—	—	13,975	13,975	(2)	13,973	13,664	309
Total before eliminations	149,609	—	2,525	105,680	257,814	(70)	257,744	176,514	81,230
Inter-segment eliminations	—	—	—	(9,264)	(9,264)	—	(9,264)	(9,264)	—
Total	149,609	—	2,525	96,416	248,550	(70)	248,480	167,250	81,230

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of available-for-sale investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedging instrument is recognized in current year earnings consistent with the related change in fair value of the hedged items attributable to foreign exchange rates. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCIL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive income (loss) for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. The fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

June 30, 2022	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	5,452	61	—	61
Fair value hedges	Currency swaps	4	144,448	—	(5,405)	(5,405)
Derivatives not formally designated as hedging instruments	Currency swaps	36	1,250,717	21,120	(9,877)	11,243
Subtotal risk management derivatives			1,400,617	21,181	(15,282)	5,899

Client services derivatives	Spot and forward foreign exchange	121	322,615	1,959	(1,807)	152
Total derivative instruments			1,723,232	23,140	(17,089)	6,051

December 31, 2021	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	61,641	1,071	(163)	908
Fair value hedges	Currency swaps	4	174,169	1,216	(2,535)	(1,319)
Derivatives not formally designated as hedging instruments	Currency swaps	36	1,552,733	14,538	(9,566)	4,972
Subtotal risk management derivatives			1,788,543	16,825	(12,264)	4,561

Client services derivatives	Spot and forward foreign exchange	125	331,837	1,138	(1,003)	135
Total derivative instruments			2,120,380	17,963	(13,267)	4,696
In addition to the above, as at June 30, 2022 foreign denominated deposits of £230.5 million (December 31, 2021: £192.3 million) and CHF 0.4 million (December 31, 2021: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
June 30, 2022				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	23,141	(8,217)	14,924	—	—	14,924

Derivative liabilities
Spot and forward foreign exchange and currency swaps	17,090	(8,217)	8,873	—	—	8,873
Net positive fair value			6,051

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2021				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	17,963	(9,843)	8,120	—	—	8,120

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,267	(9,843)	3,424	—	(818)	2,606
Net positive fair value			4,696
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of operations line item	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Spot and forward foreign exchange	Foreign exchange revenue	(122)	(50)	16	24
Currency swaps, not designated as hedge	Foreign exchange revenue	17,418	5,752	6,273	22,326
Currency swaps - fair value hedges	Foreign exchange revenue	520	(2,486)	(4,086)	(4,045)
Total net gains (losses) recognized in net income		17,816	3,216	2,203	18,305

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of comprehensive income line item	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(1,538)	890	(847)	1,657
Total net gains (losses) recognized in comprehensive income		(1,538)	890	(847)	1,657

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2021.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the six months ended June 30, 2022 and the year ended December 31, 2021.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2022				December 31, 2021
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	208	—	208	—	222	—	222
Total equity securities	—	208	—	208	—	222	—	222

Available-for-sale investments
US government and federal agencies	807,642	996,475	—	1,804,117	823,809	2,319,815	—	3,143,624
Non-US governments debt securities	235,219	22,392	—	257,611	267,200	22,393	—	289,593
Asset-backed securities - Student loans	—	—	13,181	13,181	—	—	13,174	13,174
Residential mortgage-backed securities	—	21,602	—	21,602	—	27,339	—	27,339
Total available-for-sale	1,042,861	1,040,469	13,181	2,096,511	1,091,009	2,369,547	13,174	3,473,730

Other assets - Derivatives	—	14,924	—	14,924	—	8,120	—	8,120

Financial liabilities
Other liabilities - Derivatives	—	8,873	—	8,873	—	3,424	—	3,424
Level 3 Reconciliation
The Level 3 financial instrument, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding quote from an external security pricing service.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	Six months ended June 30, 2022	Year ended December 31, 2021
	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of period	13,174	12,945
Change in unrealized gains (losses) recognized in other comprehensive income	7	229
Carrying amount at end of period	13,181	13,174
Cumulative gain (loss) recognized in other comprehensive income	(109)	(116)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		June 30, 2022			December 31, 2021
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	1,339,503	1,339,503	—	2,179,833	2,179,833	—
Securities purchased under agreements to resell	Level 2	264,701	264,701	—	96,107	96,107	—
Short-term investments	Level 1	1,251,583	1,251,583	—	1,198,918	1,198,918	—
Investments held-to-maturity	Level 2	3,872,834	3,522,323	(350,511)	2,763,344	2,786,112	22,768
Loans, net of allowance for credit losses	Level 2	5,139,021	5,125,503	(13,518)	5,240,670	5,265,049	24,379
Other real estate owned¹	Level 2	747	747	—	691	691	—

Financial liabilities
Term deposits	Level 2	2,734,520	2,733,919	601	2,944,946	2,948,625	(3,679)
Long-term debt	Level 2	172,083	153,282	18,801	171,876	158,993	12,883
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

June 30, 2022	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,239	—	—	—	—	101	1,340
Securities purchased under agreement to resell	265	—	—	—	—	—	265
Short-term investments	714	508	30	—	—	—	1,252
Investments	14	14	4	1,100	4,837	—	5,969
Loans	3,682	20	77	968	354	38	5,139
Other assets	—	—	—	—	—	385	385
Total assets	5,914	542	111	2,068	5,191	524	14,350

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	802	802
Demand deposits	7,253	—	25		—	3,062	10,340
Term deposits	2,047	212	413	64	—	—	2,736
Other liabilities	—	—	—	—	—	300	300
Long-term debt	—	—	75	97	—	—	172
Total liabilities and shareholders' equity	9,300	212	513	161	—	4,164	14,350

Interest rate sensitivity gap	(3,386)	330	(402)	1,907	5,191	(3,640)	—
Cumulative interest rate sensitivity gap	(3,386)	(3,056)	(3,458)	(1,551)	3,640	—	—

December 31, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,064	—	—	—	—	116	2,180
Securities purchased under agreement to resell	96	—	—	—	—	—	96
Short-term investments	842	252	105	—	—	—	1,199
Investments	14	9	14	1,173	5,027	—	6,237
Loans	4,208	22	91	705	182	33	5,241
Other assets	—	—	—	—	—	382	382
Total assets	7,224	283	210	1,878	5,209	531	15,335

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	977	977
Demand deposits	8,077	—	27	—	—	2,821	10,925
Term deposits	1,658	587	602	98	—	—	2,945
Other liabilities	—	—	—	—	—	316	316
Long-term debt	—	—	—	172	—	—	172
Total liabilities and shareholders' equity	9,735	587	629	270	—	4,114	15,335

Interest rate sensitivity gap	(2,511)	(304)	(419)	1,608	5,209	(3,583)	—
Cumulative interest rate sensitivity gap	(2,511)	(2,815)	(3,234)	(1,626)	3,583	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due in 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due in 2020. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B Subordinated notes and the balance of $45 million matured on July 2, 2020.

On May 27, 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due in 2018, which were redeemed at face value in May 2013, and US $25 million in Series B notes due in 2023. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The Series B notes paid a fixed coupon of 8.44% until May 27, 2018 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield and were redeemed at face value in November 2020.

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the six months ended June 30, 2022 and the year ended December 31, 2021.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at June 30, 2022. The interest payments are calculated until contractual maturity using the current London Inter-bank Offered Rate ("LIBOR") and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	13,819	3,462
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	23,802	19,972
Total					175,000	9,188	37,621	23,434
Unamortized debt issuance costs					(2,917)
Long-term debt less unamortized debt issuance costs					172,083

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the six months ended June 30, 2022, the average number of outstanding awards of unvested common shares was 1.0 million (June 30, 2021: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Net income	49,129	39,615	93,480	81,230

Basic Earnings Per Share
Weighted average number of common shares issued	50,223	50,264	50,173	50,217
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	49,604	49,645	49,554	49,598

Basic Earnings Per Share	0.99	0.80	1.89	1.64

Diluted Earnings Per Share
Weighted average number of common shares	49,604	49,645	49,554	49,598
Net dilution impact related to awards of unvested common shares	168	301	252	320
Weighted average number of diluted common shares (in thousands)	49,772	49,946	49,806	49,918

Diluted Earnings Per Share	0.99	0.79	1.88	1.63

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested share awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to 5.0 million and 7.5 million shares, respectively.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces the 2010 Plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards

2010 and 2020 Plans
Under the 2010 and 2020 Plans, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 and 2020 Plans vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital (“MOIC”)). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

Changes in Outstanding Stock Option Plans
There were no stock options outstanding as at June 30, 2022 and December 31, 2021.

Share Based Plans
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the six months ended June 30, 2022 was $37.44 per share (December 31, 2021: $33.26 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program (“EDIP”)
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Program (“ELTIP”)
Under the Bank’s ELTIP, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan ("ESPP")
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in March 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of the Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Six months ended
	June 30, 2022		June 30, 2021
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	297	704	364	658
Granted	111	262	108	265
Vested (fair value in 2022: $16.7 million, 2021: $13.5 million)	(145)	(278)	(170)	(237)
Outstanding at end of period	263	688	302	686

Share-based Compensation Cost Recognized in Net Income
	Six months ended
	June 30, 2022	June 30, 2021
	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	7,070	7,207

Unrecognized Share-based Compensation Cost
	June 30, 2022		December 31, 2021
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	5,929	1.53	4,896	1.45

ELTIP
Time vesting shares	—	0.00	17	0.12
Performance vesting shares	14,017	2.10	8,840	1.76
Total unrecognized expense	19,946		13,753

Note 19: Share buy-back plans

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchases, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Buy-Back Program
On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share repurchase program, authorizing the purchase of up to 2.5 million common shares.

On December 2, 2019, the Board approved a common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to February 28, 2021. The program came into effect on December 20, 2019 following the completion of the previous program.

On February 10, 2021, the Board approved a common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2022.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

In the six months ended June 30, 2022, the Bank repurchased and retired 102,000 shares.

	Six months ended	Year ended December 31
Common share buy-backs	June 30, 2022	2021	2020
Acquired number of shares (to the nearest 1)	102,000	534,828	3,452,000
Average cost per common share	38.21	36.93	25.10
Total cost (in US dollars)	3,897,268	19,753,336	86,639,889

Note 20: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2022				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)
Transfer of AFS investments to HTM investments	—	(99,143)	99,143	—	—	—	—
Other comprehensive income (loss), net of taxes	(4,083)	2,203	(229,252)	1,625	984	2,609	(228,523)
Balance at end of period	(24,996)	(96,849)	(152,091)	(54,775)	(24,729)	(79,504)	(353,440)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2021				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	893	147	(55,492)	1,146	1,102	2,248	(52,204)
Balance at end of period	(20,172)	87	17,287	(71,109)	(27,977)	(99,086)	(101,884)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Three months ended		Six months ended
	Line item in the consolidated statements of operations, if any	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(25,414)	421	(35,711)	3,956
Gains (losses) on net investment hedge	N/A	22,330	(557)	31,628	(3,063)
Net change		(3,084)	(136)	(4,083)	893

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	(52,972)	—	(99,143)	—
Amortization of net gains (losses) to net income	Interest income on investments	1,824	53	2,203	147
Net change		(51,148)	53	(96,940)	147

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(73,305)	11,955	(231,608)	(55,376)
Net unrealized (gains) losses transferred to HTM	N/A	52,972	—	99,143	—
Foreign currency translation adjustments of related balances	N/A	1,929	(116)	2,356	(116)
Net change		(18,404)	11,839	(130,109)	(55,492)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	—	—	348	—
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	28	—	(820)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	555	747	1,114	1,386
Amortization of prior service (credit) cost	Non-service employee benefits expense	20	15	44	(48)
Foreign currency translation adjustments of related balances	N/A	653	(31)	939	(192)
Net change		1,256	731	1,625	1,146

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	361	420	722	840
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	262	262
Net change		492	551	984	1,102

Other comprehensive income (loss), net of taxes		(70,888)	13,038	(228,523)	(52,204)

Note 21: Capital structure

Authorized Capital
The Bank trades on the New York Stock Exchange under the ticker symbol "NTB" and on the BSX under the symbol "NTB.BH".

The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the six months ended June 30, 2022, the Bank declared and paid cash dividends of $0.88 (June 30, 2021: $0.88) for each common share as of the related record date.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at June 30, 2022 and December 31, 2021. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2022		December 31, 2021
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	857,089	N/A	896,263	N/A
Tier 1 capital	857,089	N/A	896,263	N/A
Tier 2 capital	183,566	N/A	183,998	N/A
Total capital	1,040,655	N/A	1,080,261	N/A

Risk Weighted Assets	4,854,385	N/A	5,101,474	N/A

Leverage Ratio Exposure Measure	14,856,902	N/A	15,921,624	N/A

Capital Ratios (%)
CET 1 capital	17.7%	10.0%	17.6%	10.0%
Tier 1 capital	17.7%	11.5%	17.6%	11.5%
Total capital	21.4%	13.5%	21.2%	13.5%
Leverage ratio	5.8%	5.0%	5.6%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans, and/or are guarantors for loans and deposits with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at June 30, 2022 and December 31, 2021. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2020	42,391
Net loans issued (repaid) during the year	(40,448)
Effect of changes in the composition of related parties	5,432
Balance at December 31, 2021	7,375
Net loans issued (repaid) during the period	492
Effect of changes in the composition of related parties	18,380
Balance at June 30, 2022	26,247

Consolidated balance sheets	June 30, 2022	December 31, 2021
Deposits	42,491	21,683

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Interest and fees on loans	273	90	326	1,226
Total non-interest expense	78	—	126	—

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	June 30, 2022	December 31, 2021
Loans	10,367	10,489
Deposits	230	441

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Interest and fees on loans	152	148	299	323
Other gains/losses	—	99	—	99
Total non-interest expense	383	359	741	680
Other non-interest income	58	—	117	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the year ended December 31, 2021.

As at June 30, 2022, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	June 30, 2022	December 31, 2021
Loans	699	—
Deposits	32,863	22,346

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Asset management	1,799	1,307	3,086	2,561
Custody and other administration services	193	160	310	380
Other non-interest income	—	6	—	6

Note 23: Subsequent events

On July 25, 2022, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on August 22, 2022 to shareholders of record on August 8, 2022.